SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1993

     or

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 for the transition period from ________ to ________.


Commission File Number 0-6187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


          BANTA CORPORATION INCENTIVE SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Banta Corporation
                                   River Place
                                 225 Main Street
                                  P.O. Box 8003
                            Menasha, Wisconsin  54952



Page number of Exhibit Index [ 16 ]

                              REQUIRED INFORMATION




     The following financial statements and schedules of the Banta Corporation Incentive Savings Plan, prepared in accordance with the financial reporting requirements of the Employees Retirement Income Securities Act of 1974, as amended, are filed herewith.

                                BANTA CORPORATION
                             INCENTIVE SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1993 AND 1992
                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
     Banta Corporation:

     We have audited the accompanying statements of net assets available for benefits of the BANTA CORPORATION INCENTIVE SAVINGS PLAN as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to in the accompanying index are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Banta Corporation Incentive Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for the years then ended, in conformity with general accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedure applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   ARTHUR ANDERSEN & CO.

Milwaukee, Wisconsin,
June 20, 1994.

                                            BANTA CORPORATION
                                          INCENTIVE SAVINGS PLAN

                             STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                         AS OF DECEMBER 31, 1993




                                          Equity          Equity          Company         Fixed
                                          Income          Growth          Stock           Income          Loan
               ASSETS                     Fund            Fund            Fund            Fund            Fund          Total

INVESTMENTS, at fair value
              (cost of $32,096,372):
   Fidelity Equity Income Fund            $14,437,439     $       -       $       -       $       -       $       -     $14,437,439
   Phoenix Service Growth Fund                    -         3,759,120             -               -               -       3,759,120
   Banta Corporation common stock                 -               -         3,834,453             -               -       3,834,453
   Fixed income investments                       -               -               -        13,463,973             -      13,463,973
   Marshall Money Market Fund                  34,639          14,452          28,863          28,829             -         106,783
                                          -----------     -----------     -----------     -----------     -----------   -----------
       Total investments                   14,472,078       3,773,572       3,863,316      13,492,802             -      35,601,768

LOANS TO PARTICIPANTS                             -               -               -               -         1,324,615     1,324,615

RECEIVABLES:
   Participants' contribution                  46,748          26,714          26,713          33,392             -         133,567
   Employer's contribution                     10,294           5,883           5,882           7,353             -          29,412
   Accrued interest and dividends                  17               2              67           5,180             -           5,266
                                          -----------     -----------     -----------     -----------     -----------   -----------
       Total receivables                       57,059          32,599          32,662          45,925             -         168,245
                                          -----------     -----------     -----------     -----------     -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS         $14,529,137     $ 3,806,171     $ 3,895,978       $13,538,727   $ 1,324,615   $37,094,628
                                          ===========     ===========     ===========       ===========   ===========   ===========




The accompanying notes are an integral part of these financial statements.

                                             BANTA CORPORATION
                                           INCENTIVE SAVINGS PLAN

                              STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                          AS OF DECEMBER 31, 1992



                                         Equity          Fixed
                                         Income          Income          Loan
               ASSETS                    Fund            Fund            Fund            Total


INVESTMENTS, at fair value
             (cost of $24,545,624):
   Fidelity Equity Income Fund           $11,991,335     $       -       $       -       $11,991,335
   Fixed income investments                      -        13,062,672             -        13,062,672
   Marshall Money Market Fund                  1,387           6,835             -             8,222
                                         -----------     -----------     -----------     -----------
       Total investments                  11,992,722      13,069,507             -        25,062,229

LOANS TO PARTICIPANTS                            -               -           895,844         895,844

RECEIVABLES:
   Participants' contribution                 45,464          44,564             -            90,028
   Employer's contribution                    10,037           9,839             -            19,876
   Accrued interest and dividends                 12              64          20,476          20,552
                                         -----------     -----------     -----------      ----------
       Total receivables                      55,513          54,467          20,476         130,456

CASH                                             -             5,386             -             5,386
                                         -----------     -----------     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS        $12,048,235     $13,129,360     $   916,320     $26,093,915
                                         ===========     ===========     ===========     ===========




The accompanying notes are an integral part of these financial statements.

                                             BANTA CORPORATION
                                           INCENTIVE SAVINGS PLAN

                         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    FOR THE YEAR ENDED DECEMBER 31, 1993

                                       Equity          Equity          Company         Fixed
                                       Income          Growth          Stock           Income          Loan
                                       Fund            Fund            Fund            Fund            Fund            Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income -
       Net appreciation in fair
          value of investments         $ 1,832,753     $   102,202     $   606,154     $    39,803     $       -       $ 2,580,912
       Interest                                353             204           2,324         915,142          63,502         981,525
       Dividends                           441,218          51,694          31,727             -               -           524,639
                                       ------------    ------------    ------------    ------------    ------------    ------------
            Total investment income      2,274,324         154,100         640,205         954,945          63,502       4,087,076

   Contributions:
       Employer                            460,339         250,640         172,564         446,895             -         1,330,438
       Participants                      2,066,203       1,128,130         778,189       2,002,304             -         5,974,826
                                       ------------    ------------    ------------    ------------    ------------    ------------
               Total contributions       2,526,542       1,378,770         950,753       2,449,199             -         7,305,264
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total additions                          4,800,866       1,532,870       1,590,958       3,404,144          63,502      11,392,340

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit and withdrawal
      payments to participants             493,244          80,907          33,626         699,131          22,368       1,329,276
                                       ------------    ------------    ------------    ------------    ------------    ------------
Total deductions                           493,244          80,907          33,626         699,131          22,368       1,329,276
                                       ------------    ------------    ------------    ------------    ------------    ------------
NET INCREASE BEFORE TRANSFERS            4,307,622       1,451,963       1,557,332       2,705,013          41,134      10,063,064

TRANSFERS FROM OTHER QUALIFIED PLANS       281,466         247,145         284,459         124,579             -           937,649

TRANSFERS BETWEEN FUNDS                 (2,108,186)      2,107,063       2,054,187       (2,420,225)       367,161             -
                                       ------------    ------------    ------------     ------------   ------------    ------------
NET INCREASE                             2,480,902       3,806,171       3,895,978          409,367        408,295      11,000,713

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                    12,048,235            -               -          13,129,360        916,320      26,093,915
                                       ------------    ------------    ------------     ------------   ------------    ------------
   End of year                         $14,529,137     $ 3,806,171       3,895,978      $13,538,727      1,324,615     $37,094,628
                                       ============    ============    ============     ============   ============    ============



The accompanying notes are an integral part of these financial statements.

                                             BANTA CORPORATION
                                           INCENTIVE SAVINGS PLAN

                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                    FOR THE YEAR ENDED DECEMBER 31, 1992
                                            Equity        Fixed
                                            Income        Income         Loan
                                            Fund          Fund           Fund             Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income -
       Net appreciation in fair
          value of investments              $ 1,007,217   $       -      $       -        $ 1,007,217
       Interest                                     627       940,107         74,165        1,014,899
       Dividends                                395,982           -              -            395,982
                                            ------------  ------------   ------------     ------------
               Total investment income        1,403,826       940,107         74,165        2,418,098

Contributions:
       Employer                                 548,049       551,655            -          1,099,704
       Participants                           2,265,994     2,304,418            -          4,570,412
                                            ------------  ------------   ------------     ------------
               Total contributions            2,814,043     2,856,073            -          5,670,116
                                            ------------  ------------   ------------     ------------
Total additions                               4,217,869     3,796,180         74,165        8,088,214

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefit and withdrawal
      payments to participants                  658,153       739,252         22,308        1,419,713
                                            ------------  ------------   ------------     ------------
Total deductions                                658,153       739,252         22,308        1,419,713
                                            ------------  ------------   ------------     ------------
NET INCREASE BEFORE TRANSFERS                 3,559,716     3,056,928         51,857        6,668,501

TRANSFERS FROM OTHER QUALIFIED PLANS            237,494       381,331            -            618,825

TRANSFERS BETWEEN FUNDS                         462,515      (727,446)       264,931              -
                                            ------------  ------------   ------------     ------------
NET INCREASE                                  4,259,725     2,710,813        316,788        7,287,326

NET ASSETS AVAILABLE FOR BENEFITS:

   Beginning of year                          7,788,510    10,418,547         599,532      18,806,589
                                            ------------  ------------   ------------     ------------
   End of year                              $12,048,235   $13,129,360    $    916,320     $26,093,915
                                            ============  ============   ============     ============


The accompanying notes are an integral part of these financial statements.

                                BANTA CORPORATION
                             INCENTIVE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1993 AND 1992

(1) Description of Plan -

    The Banta Corporation Incentive Savings Plan (the "Plan") is a defined contribution plan covering selected nonunion and regularly scheduled part-time employees of Banta Corporation and Subsidiaries (the "Company"). The Plan is regulated by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The purpose of the Plan is to give eligible employees an opportunity to accumulate savings on a tax-advantaged basis pursuant to Section 401(k) of the Internal Revenue Code.

    Other significant provisions of the Plan include the following:

    (a)  Participants' accounts -

         Separate accounts are maintained for each participant in the Plan. These accounts reflect the contributions made on behalf of each participant, matching contributions made by the Company, as well as the trust earnings accumulated on the participant's account balance. Benefits and withdrawals are paid out of amounts accumulated in each participant's account.

    (b)  Investments -

         All participant and Company contributions are invested in funds selected by individual participants. A participant may allocate his or her fund balance and contributions in increments of 10% among the various investment funds offered by the Plan, except that no more than 50% of a participant's balance may be allocated to the Company Stock Fund.

         As of January 1, 1993, the Plan offered two new investment options, a Company Stock Fund and an Equity Growth Fund.

         The Company Stock Fund invests primarily in the common stock of the Company. The Equity Growth Fund and the Equity Income Fund invest primarily in common stocks. The Fixed Income Fund invests primarily in fixed income securities, and funds that invest in fixed income securities, with yields, as of December 31, 1993, ranging from 6.15% to 9.75%.

    (c)  Vesting -

         All employer and employee contributions to the Plan, including the earnings attributable to them, are fully vested at the time they are made to the Plan.

    (d)  Benefits -

         Distribution of a participant's account will be made in a lump sum as soon as practicable upon termination. If a participant's balance is greater than $3,500 at the termination date, the participant may defer distribution. In any event, the distribution will be made within 60 days after the end of the plan year in which a participant has reached age 65 or becomes deceased.

    (e)  Withdrawals -

         Participants may withdraw all or part of their account balance if they can demonstrate financial hardship pursuant to the Internal Revenue Code. Withdrawals are limited to one per year and must be approved by the administrative committee.

    (f)  Loans -

         Participants may obtain a loan using their balance in the Plan as collateral. The maximum loans are 50% of the participant's fixed income fund contributions and earnings and 40% of the participant's equity fund contributions and earnings as of the previous quarter end. The loans cannot be less than $1,000 or more than $50,000. Participants repay the loans through payroll deductions and all interest paid is credited to their participant account. Interest is charged at the prime rate when the loan was made plus 2%. The term of the loan is established by the administrative committee but is not to exceed five years, unless the funds are to be used to purchase a primary residence, in which case the term may not exceed ten years.

    (g)  Termination of the Plan -

         The Company may amend or terminate the Plan upon written notice. Upon termination, the trust funds shall be liquidated and each participant shall receive a pro rata distribution based on the participant's account balance to the total of all participant accounts.

(2) Significant Accounting Policies -

    Basis of accounting - The financial statements have been prepared on the accrual basis of accounting.

(3) Funding Policy -

    Eligible employees are able to make pretax contributions to the Plan between 1% and 12% of the participant's compensation, as defined in the Plan agreement. Employee contributions (as defined by the Tax Reform Act of 1986) allocated to a participant's account are limited to $8,994 and $8,728 in 1993 and 1992, respectively.

    The Company makes matching contributions of 50% of the first 2% of compensation and 25% of the second 2% of compensation contributed by the employee, not to exceed 1.5% of total compensation.

    Allocation of trust earnings are made quarterly to the participant's account on a pro rata basis.

    Cash amounts from other qualified plans may be transferred to this Plan if certain conditions are met as set forth in the Plan document.

(4) Investments -

    Investments are stated at fair market value as determined by the Trustee by reference to published market data.

    The fair market value of individual assets which represent 5% or more of the Plan's net assets as of December 31, 1993 are included in the accompanying Supplemental Schedule I.

(5) Benefits Paid to Participants -

    Benefits paid to participants represent the amount paid to participants who terminated employment during the year, as determined by their vesting status at the time of termination. Included in net assets available for benefits at December 31, 1993 and 1992, is approximately $273,000 and $286,000, respectively, which is payable to terminated employees who have withdrawn from the Plan.

(6) Income Tax Status -

    The Plan has obtained a determination letter from the Internal Revenue Service dated July 1, 1987, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. In the opinion of the Company's management, the Plan, as currently amended, remains tax-exempt.

(7) Related Party Transactions -

    Expenses of the Plan are paid by the Company with the exception of investment fees, which are netted against investment income.

    At December 31, 1993, 105,778 shares of the Company's common stock were held for investment by the Company Stock Fund.

    The Plan periodically invests in common funds managed by the Trustee. The investments are included in the Supplemental Schedules.

    The above transactions are not considered prohibited transactions by statutory exemptions under the ERISA regulations.

                                BANTA CORPORATION
                              INCENTIVE SAVINGS PLAN
                                DECEMBER 31, 1993




                        Index to Supplemental Schedules




Schedule of assets held for investment purposes         Schedule  I

Schedule of reportable transactions                     Schedule II

                                             BANTA CORPORATION                              SCHEDULE I
                                           INCENTIVE SAVINGS PLAN

                         ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                             DECEMBER 31, 1993


       SHARES /                                                                     MARKET
       FACE VALUE             DESCRIPTION                          COST             VALUE
EQUITY INCOME FUND:
           34,639             Marshall Money Market Fund           $    34,639      $    34,639
          426,638             Fidelity Equity Income Fund           11,577,889       14,437,439*
                                                                   -----------      -----------
                              Total Equity Income Fund             $11,612,528      $14,472,078
                                                                   ===========      ===========
EQUITY GROWTH FUND:
           14,452             Marshall Money Market Fund           $    14,452      $    14,452
          178,665             Phoenix Service Growth Fund            3,744,569        3,759,120*
                                                                   -----------      -----------
                              Total Equity Growth Fund             $ 3,759,021      $ 3,773,572
                                                                   ===========      ===========
COMPANY STOCK FUND:
           28,863             Marshall Money Market Fund           $    28,863      $    28,863
          105,778             Banta Corporation common stock         3,242,924        3,834,453*
                                                                    ----------      -----------
                              Total Company Stock Fund             $ 3,271,787      $ 3,863,316
                                                                   ===========      ===========
FIXED INCOME FUND:
           28,829             Marshall Money Market Fund           $    28,829      $    28,829

                              Guaranteed Fixed Income Investments:

           94,821             Shearson Lehman GIC Income Fund          997,861        1,037,627
        1,041,512             M&I Stable Principal Fund              1,041,512        1,041,512
        2,087,299             The Hartford Life Insurance Co.        2,087,299        2,087,299*
        1,735,069             Sun Life Assurance Co. of Canada       1,735,069        1,735,069
        2,930,429             Massachusetts Mutual Life Insurance Co.2,930,429        2,930,429*
        2,695,374             Metropolitan Life Insurance Co.        2,695,374        2,695,374*
        1,936,663             Metropolitan Life Insurance Co.        1,936,663        1,936,663*
                                                                   -----------      -----------
                              Total Fixed Income Fund              $13,453,036      $13,492,802
                                                                   ===========      ===========



            * Investment represents 5% or more of the Plan's net assets as of December 31, 1993.




The accompanying notes are an integral part of these financial statements.

                                             BANTA CORPORATION                                   SCHEDULE II
                                           INCENTIVE SAVINGS PLAN
                              ITEM 27D - SCHEDULE OF  REPORTABLE TRANSACTIONS
                                    FOR THE YEAR ENDED DECEMBER 31, 1993


                                                            PURCHASES                            SALES
                                                        _________________        ________________________________________________
DESCRIPTION OF ASSET               TYPE OF SECURITY     NUMBER     AMOUNT        NUMBER   PROCEEDS      COST          GAIN
* Banta Corporation Common Stock   Common Stock          63        $ 3,417,448     9      $   189,244   $   174,618   $    14,626

Fidelity Equity Income Fund        Common Stock Fund     61          3,269,523     9        2,606,265     2,270,519       335,746

Phoenix Service Growth Fund        Common Stock Fund     56          4,520,810     7          781,764       776,241         5,523

Shearson Lehman Trust              Guaranteed
                                   Investment Contract    3          1,001,080     3        1,001,080     1,001,080           -

Massachusetts Mutual               Guaranteed
    Life Insurance Co.             Investment Contract    2             33,761     1        2,593,167     2,593,167           -

Metropolitan Life                  Guaranteed
    Insurance Co.                  Investment Contract   62          3,874,290     7        2,832,774     2,832,774           -

*  Marshall Money Market Fund      Money Market Fund    316         10,895,609   447       10,802,434    10,802,434           -


                   *Represents a party in interest for the year ended December 31, 1993.











The accompanying notes are an integral part of these financial statements.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Banta Corporation Incentive Savings Plan Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menasha, and State of Wisconsin, on this 28th day of June, 1994.

  BANTA CORPORATION INCENTIVE SAVINGS PLAN




  /s/ GERALD A. HENSELER
_____________________________________________________
  Gerald A. Henseler




  /s/ ROSALIE N. BARBERA
_____________________________________________________
  Rosalie N. Barbera




  /s/ CURTIS A. BOHM
_____________________________________________________
  Curtis A. Bohm



  /s/ THOMAS E. BOLL
_____________________________________________________
  Thomas E. Boll



  /s/ JAMES E. MILSLAGLE
_____________________________________________________
  James E. Milslagle

  The foregoing persons are a majority of the members of the Banta Corporation Incentive Savings Plan
  Administrative Committee which is the administrator of the Banta Corporation Incentive Savings Plan.

                                  EXHIBIT INDEX

                    BANTA CORPORATION INCENTIVE SAVINGS PLAN

                                    FORM 11-K


                                                         Page Number in
                                                         Sequentially
                                                         Numbered
Exhibit No.   Exhibit                                    Form 11-K

23.1          Consent of Arthur Andersen & Co.